UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated November 7, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	November 7, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS OCTOBER SALES RESULTS

	October	% change YOY	Jan – Oct	% increase YOY
Jaguar Land Rover	46,418	0.2%	513,080	6.8%
Jaguar	12,336	(14.3%)	149,834	27.2%
Land Rover	34,082	6.8%	363,246	0.2%

November 7, 2017, Whitley, UK: Retail sales for Jaguar Land Rover totalled 46,418 vehicles in October, up 0.2% on October 2016. The results reflect growing sales of the Range Rover Velar and the new Discovery offset by lower sales of the Range Rover and Range Sport in advance of the 18 model year refresh, including PHEV models, as well as the Range Rover Evoque and Jaguar XE.

Retail sales in October were up year-on-year in Overseas markets (15.7%) and in China (12.4%) but down in the UK (18.3%) and in North America (3.2%), as the UK and US automotive markets slow, and down in Europe (3.3%).

Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: “It’s pleasing to see our global sales have been maintained year on year in October, despite facing increasingly challenging conditions in our key UK, US and European markets.”

Jaguar retail sales were 12,336 vehicles in October, down 14.3% compared to October 2016, primarily reflecting lower sales of the Jaguar XE.

Land Rover retailed 34,082 vehicles in October, up 6.8% compared to October of last year, led by the introduction of the Range Rover Velar and the new Land Rover Discovery.

ENDS.

For more information, please visit www.newsroom.iaquarlandrover.com or contact:

Kelly Mundee

M: +44 (0) 7880 182287

E: kmundee2@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.